Exhibit 99.1

Grupo Financiero Galicia S.A. Announces Commencement of Secondary Offering of American Depositary Shares by HSBC Bank plc

BUENOS AIRES, June 10, 2025 — Grupo Financiero Galicia S.A. (Nasdaq: GGAL; Bolsas y Mercados Argentinos S.A./A3 Mercados S.A.: GGAL, the “Company”), one of Argentina’s largest financial services groups, announced today the launch of an underwritten secondary offering (the “Offering”) by HSBC Bank plc (the “Selling Shareholder”) of 11,721,449 American Depositary Shares (“ADSs”) representing 117,214,490 Class B ordinary shares of the Company, par value Ps.1.00 per share (“Class B ordinary shares”). The ADSs are not authorized for public offering in Argentina by the Argentine National Securities Exchange Commision (Comisión Nacional de Valores – “CNV”) and they may not be offered or sold publicly under the Argentine Capital Markets Law No. 26,831, as amended and complemented. The documents related to the Offering have not been filed with, reviewed or authorized by the CNV, and therefore the CNV has not made any determination as to the truthfulness or completeness of those documents.

All of the ADSs are being offered by the Selling Shareholder. The Selling Shareholder will receive all of the proceeds from the Offering. The Company is not selling any ADSs in the Offering and will not receive any proceeds from the Offering.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as the representatives of the underwriters of the Offering.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3 (including a prospectus) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus in the shelf registration statement and the related prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. The Offering will be made only by means of a prospectus and a related pr ospectus supplement relating to the Offering, copies of which may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, and from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com. A copy of the prospectus and the related prospectus supplement relating to the Offering may also be obtained free of charge by visiting EDGAR on the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Note Concerning Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Such forward-looking statements include, but are not limited to, those regarding the expected number of ADSs to be sold in the Offering . Forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology, although not all forward-looking statements contain these identifying words. Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially from current expectations and beliefs, including, but not limited to, risks and uncertainties related to: the occurrence of any event, change or other circumstance that could impact the expected timing, completion or other terms of the Offering; the impact of general economic, industry or political conditions in the United States or internationally, as well as the other risk factors set forth under the caption Item 3.D. “Risk Factors” in our most recent annual report on Form 20-F, and from time to time in the Company’s other filings with the SEC. The information contained in this press release is as of the date indicated above. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

About Grupo Financiero Galicia S.A.:

Grupo Financiero Galicia S.A. (Nasdaq: GGAL; Bolsas y Mercados Argentinos S.A./A3 Mercados S.A.: GGAL) is the main financial services holding company in Argentina, which seeks to create long-term value through its companies, providing savings, credit, investment, insurance, advice and digital solutions opportunities to people, companies and organizations, prioritizing customer experience and sustainable development.

With more than 110 years of experience, Grupo Financiero Galicia S.A. is a group of financial services companies in Argentina, integrated by Banco de Galicia y Buenos Aires S.A.U. (Banco Galicia), GGAL Holdings S.A. (Galicia Más Holdings), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holdings S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U. (Galicia Securities), Agri Tech Investment LLC (Nera), Galicia Ventures LP and Galicia Investments LLC (collectively referred to as Galicia Ventures), and Galicia Warrants S.A. (Warrants).

Investor Contact:

Mr. Pablo Firvida

Investor Relations Officer

www.gfgsa.com

+5411 6329 4881

inversores@gfgsa.com

THE TERMS AND CONDITIONS OF THE OFFERING WILL BE NOTIFIED IN ARGENTINA PURSUANT TO AN HECHO RELEVANTE, SOLELY FOR INFORMATIONAL PURPOSES, BUT SUCH NOTICE WILL NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN ARGENTINA.